June 16, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Attention: Robert F. Telewicz, Jr., Branch Chief, Office of Real Estate and Commodities

Re:	Genpact Limited
Form 10-K for the fiscal year ended December 31, 2016
Filed March 1, 2017
File No. 001-33626

Dear Mr. Telewicz:

This letter is submitted on behalf of Genpact Limited (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission concerning the Company’s Form 10-K for the year ended December 31, 2016, as set forth in your letter dated May 11, 2017.

Form 10-K for the year ended December 31, 2016

Item 1A. Risk Factors

Tax matters may have an adverse effect on our operations, effective tax rate and financial condition, page 17

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We have considered your response to our prior comment.  Please clarify for us how you have applied the guidance in ASC Topic 740-10-50-15 with respect to the assessment orders issued by the Government of India.

Response:

We acknowledge the Staff’s comment, and advise as follows regarding the Company’s application of ASC 740-10-50-15 to the subject transactions.

As we indicated in our May 1, 2017 response letter, we evaluated the Indian tax assessments under ASC Topic 740 and concluded that no disclosure relating to the assessments was required in our financial statements.

In applying the guidance of 740-10-50-15, the Company evaluated whether it is more likely than not that the Company’s tax positions are sustainable, based on technical merits, despite the Indian tax authorities’ assessment orders. Consideration was given to a number of factors, including the applicable statutes, precedents, administrative practice, and available appellate procedures. With respect to several technical aspects, the advice of expert tax counsel was sought to support management’s analysis. Based on that detailed analysis, management concluded that it was more likely than not that the tax benefits were sustainable. The Company further proceeded with the measurement of the tax benefits and concluded the full tax benefits were likely to be realizable and therefore the Company recognized the full tax benefit.  Consequently, management determined that there were no unrecognized tax benefits to be disclosed.

Please contact me by phone at (847) 345-7132 or, in my absence, Heather D. White, Deputy General Counsel, at (646) 624-5913 with any questions you may have regarding this response or if you need further information.  Please send any further comment letters by email to both ed.fitzpatrick@genpact.com and heather.white@genpact.com.

Sincerely,
/s/ Edward J. Fitzpatrick
Edward J. Fitzpatrick Chief Financial Officer

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